[Brookline Bancorp, Inc. Letterhead]

December 4, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Brookline Bancorp, Inc.
Registration Statement on Form S-4 Filed October 31, 2017 File No. 333-221249

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Brookline Bancorp, Inc. (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. (Washington, D.C. time) on Tuesday, December 5, 2017 or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Matthew Dyckman of Goodwin Procter LLP at (202) 346-4113.

Sincerely,

/s/ Michael W. McCurdy

Michael W. McCurdy
Chief Risk Officer and General Counsel

cc:	Christopher Dunham, U.S. Securities and Exchange Commission
Matthew Dyckman, Esq., Goodwin Procter LLP